UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TYG Solutions Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

873147102

(CUSIP Number)

Stuart Titus

12255 Crosthwaite Circle

Poway, CA 92064

858-859-7638

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2018

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 873147102	13D

1.	NAMES OF REPORTING PERSONS Medical Marijuana, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 0 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 20,342,076
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,342,076
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14.	TYPE OF REPORTING PERSON (see instructions) CO

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D is being filed to correct the original Schedule 13D filed by Medical Marijuana, Inc., an Oregon corporation, (the “Reporting Person”) on August 7, 2018, which erroneously included reference to the Reporting Person’s purchase of shares of Series B Convertible Preferred Stock of TYG Solutions Corp. (the “Issuer”) that did not in fact occur. The Reporting Person does not own any shares of preferred stock of the Issuer (neither Series A or Series B Convertible Preferred Stock). The remaining information (including all previously reported beneficial ownership information) set forth in Schedule 13D previously filed on August 7, 2018 remains unchanged.

ITEM 4. PURPOSE OF TRANSACTION

To correct the error discussed above, Item 4 is hereby amended and restated in its entirety as follows:

The purpose of this Schedule 13D is to report the acquisition of 20,342,076 shares of Common Stock by the Reporting Person.

The Common Stock held by the Reporting Person was acquired for investment purposes in the ordinary course of Reporting Person’s business or investment activities, as the case may be.

The Reporting Person may acquire additional Common Stock, dispose of all or some of the Common Stock from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Common Stock, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

To correct the error discussed above, Item 5 is hereby amended and restated in its entirety as follows:

(a)The aggregate number of shares of Common Stock to which this Schedule 13D relates is 20,342,076 shares.  The Common Stock represents approximately 29.1% of the common stock outstanding of Issuer as of July 25, 2018.

(b)Reporting Person has sole voting and dispositive power over the shares of common stock in which Reporting Person owns.

(c)See Item 3, above.

(d)Not Applicable.

(e)Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2018

Date

MEDICAL MARIJUANA, INC.

By: /s/ Stuart Titus

      Stuart Titus, CEO